Exhibit 23.5

Consent of Independent Auditors

The Member
Fountains Senior Living Holdings, LLC:

We consent to the use of our report dated April 30, 2015, with respect to the consolidated balance sheet of Fountains Senior Living Holdings LLC and its subsidiaries as of December 31, 2014, and the related consolidated statements of operations, changes in member's deficit, and cash flows for the year then ended, which report appears in the Form 8-K/A of NorthStar Healthcare Income, Inc. filed on August 14, 2015, incorporated by reference in this Registration Statement on Form S-3 (the “Registration Statement”) of NorthStar Healthcare Income, Inc. and to the reference to our firm under the heading "Experts" in the Registration Statement.

/s/ KPMG LLP

Phoenix, Arizona
December 7, 2015